LIGHTWAVE LOGIC, INC.

831 Lefthand Circle, Suite C

Longmont, CO 80501

March 25, 2016

Via E-Mail

Pamela Long

Assistant Director

Office of Manufacturing and Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:

Lightwave Logic, Inc.

Registration Statement on Form S-1

Filed February 16, 2016

File No. 333-209531

Dear Ms. Long:

We are providing the Company’s responses to the U.S. Securities and Exchange Commission (the “Commission”) comment letter dated February 19, 2016 regarding the Company’s Registration Statement on Form S-1 as filed with the Commission on February 16, 2016 (the “Registration Statement”).  The Company’s responses to the Commission’s letter, provided below, are in identical numerical sequence.  For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

General

COMMENT 1:

Please update your financial statements as required by Rule 8-08 of Regulation S-X.

RESPONSE:

The Company has updated its financial statements in response to the Commission’s comment.

Executive Compensation, page 57

COMMENT 2:

Please update this section to include executive compensation disclosure for fiscal year 2015. For guidance, please refer to Regulation S-K C&DI Question 117.05.

RESPONSE:

The Company has updated its executive compensation disclosure for fiscal year 2015 in response to the Commission’s comment.

Pamela Long

U.S. Securities and Exchange Commission

March 25, 2016

Closing

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this response satisfactorily responds to your request.  Should you require further information, please contact Clayton E. Parker at (305) 539-3306 or Matthew Ogurick at (305) 539-3352.

Thank you very much for your consideration of this response.

Very truly yours,

/s/ Jim Marcelli
Jim Marcelli
Chief Operating Officer
Lightwave Logic, Inc.
1831 Lefthand Circle, Suite C
Longmont, CO 80501